BHP Quarterly Production Report
Release time	Immediate
Date	24 July 2000
Quarter	Ended 30 June 2000 (*Year to date – 13 months to June 2000)

Minerals
- Steelmaking and Energy Materials
	quarter	% change	YTD*	% change
Coal (Queensland) (millions tonnes)	5.545	(24)	26.508	5
Iron Ore (West Aust) (millions tonnes)	14.451	21	53.939	(3)
Briquettes (Boodarie) (‘000 tonnes)	99	-	442	-

Queensland coal production for the quarter ended 30 June 2000 was lower compared with the corresponding quarter last year, primarily due to the sale of Moura mine effective August 1999. Lower production at Peak Downs and Saraji was due to wet weather and maintenance shutdowns. Lower production at Riverside reflects the timing of shipments during the quarter. Production at Illawarra collieries was higher than for the corresponding quarter last year due to the timing of longwall change-outs. Increased coal production at USA mines for the fourth quarter reflects customer demand.

WA iron ore production and shipments for the fourth quarter were significantly higher than for the corresponding quarter last year, capitalising on strong market demand. BHP WA operations shipped a record 6.172m dry tonnes (6.57m wet tonnes) through its Nelson Point and Finucane Island berths at Port Hedland in June. This was a significant milestone in capturing value from recent capacity expansion and business improvement initiatives.

BHP's WA HBI plant is continuing to produce briquettes while undertaking trials to determine the technical feasibility of production processes.

- Non-Ferrous and Industrial Materials
	quarter	% change	YTD*	% change
Copper in concentrate (‘000 tonnes)	184.1	(30)	792.2	(14)
Diamonds (Ekati) (‘000 carats)	370	-	1 417	-
Silver in concentrate (Cannington) (‘000 ounces)	8 239	-	31 732	-

Production of copper in concentrate for the quarter ended 30 June was lower than for the corresponding quarter last year largely due to the cessation of production at BHP’s North American copper operations in June 1999. Production of copper in concentrate at Escondida was lower due to significantly lower average head grade. Increased Tintaya production of copper in concentrate was due to higher head grade and mill recovery.

Ekati diamond mine is at full production following commissioning of the mine operations in October 1998.

Cannington silver production and shipments were higher for the fourth quarter compared to the same quarter last year due to higher grade ore and increased plant feed.

Steel
	quarter	% change	YTD*	% change
Raw Steel (Core) (‘000 tonnes)	1 338	(4)	5 898	9
Raw Steel (Discontin.) (‘000 tonnes)	380	(41)	2 092	(26)

Raw steel production (core steel operations) for the quarter ended 30 June was lower than for the corresponding quarter last year due to industrial disputation at the Glenbrook Steelworks in New Zealand. Higher domestic despatches from offshore core steel operations were due to increased customer demand.

Raw steel production (discontinuing steel operations) was lower for the fourth quarter compared to the corresponding period last year due to the closure of Newcastle primary steel operations in September 1999. Sydney Steel Mill is continuing to operate at peak levels and production from Whyalla Steelworks was also higher compared to the corresponding quarter last year. Higher output from Delta, Ohio, is due to the plant operating at rated capacity. Lower export despatches from Newcastle and Whyalla was due to the cessation of export billet production following the closure of the Newcastle operations.

Petroleum
	quarter	% change	YTD*	% change
Oil & Condensate (‘000 barrels)	20 735	31	85 256	32
Natural Gas (bcf)	63.3	16	259.4	12

Oil and condensate production for the fourth quarter was higher compared to the corresponding quarter last year largely due to new production from the Laminaria/Corallina and Buffalo fields. Production from Buffalo was lower in May and June than for previous months due to the onset of water production and maintenance shutdown. As at mid-July Griffin production had increased to 60 000 bopd (gross) from its previous level of around 36 000 bopd as a result of the tie-in of the Griffin 8 and Scindian 3 infill wells. Production from Liverpool Bay was considerably higher compared to the previous year, as production was curtailed for much of the corresponding period in 1999 due to a minor oil spill. Production from Bruce for this quarter was lower compared to fourth quarter last year due to a planned shutdown of the facility.

Production and Shipment Report
Release time	Immediate
Date	24 July 2000
Quarter	June 2000

		QUARTER ENDED			13 MONTHS	12 MONTHS
		30 JUNE	31 MAY		TO JUNE	TO MAY
		2000	1999	% change	2000	1999	% change

Minerals
Steelmaking and Energy Materials
Production
Coal	('millions t)	12.884	14.635	-12%	57.585	53.086	8%
Iron Ore - West Aust	('millions t)	14.451	11.946	21%	53.939	55.643	-3%
Iron Ore - Brazil	('millions t)	1.736	1.085	60%	7.057	4.154	70%
HBI - West Aust	('000 t)	99	39	>100%	442	39	>100%
Shipments
Coal	('millions t)	12.845	13.820	-7%	56.573	53.505	6%
Iron Ore - West Aust	('millions t)	13.963	11.669	20%	54.220	52.503	3%
Iron Ore - Brazil	('millions t)	1.675	1.245	35%	7.565	5.083	49%
HBI - West Aust	('000 t)	72	23	>100%	429	23	>100%
Non-Ferrous and Industrial Materials
Production
Copper in concentrate	('000 t)	184	265	-30%	792	918	-14%
Copper cathodes (SXEW)	('000 t)	27	27	0%	121	69	75%
Gold in concentrate	(fine oz)	175,564	169,408	4%	606,017	709,258	-15%
Silver in (lead) concentrate	('000 oz)	8,239	6,800	21%	31,732	22,090	44%
Lead in concentrate	(tonnes)	53,871	45,129	19%	214,781	150,073	43%
Zinc in concentrate	(tonnes)	15,212	13,918	9%	66,408	43,981	51%
Diamonds	('000 carats)	370	386	-4%	1,417	663	>100%
Shipments
Copper	('000 t)	184	293	-37%	930	1,137	-18%
Copper cathodes (SXEW)	('000 t)	31	31	0%	123	74	66%
Gold	(fine oz)	149,780	310,041	-52%	663,215	992,977	-33%
Silver in concentrate	('000 oz)	8,608	5,937	45%	31,321	23,327	34%
Lead in concentrate	(tonnes)	60,503	38,986	55%	216,102	156,013	39%
Zinc in concentrate	(tonnes)	18,144	12,229	48%	67,272	45,555	48%

Steel
Core
Production
Raw steel	('000 t)	1,338	1,400	-4%	5,898	5,433	9%
Marketable steel products	('000 t)	1,322	1,366	-3%	5,441	4,914	11%
Despatches
Steel despatches	('000 t)	1,359	1,383	-2%	5,243	4,985	5%

Discontinuing Operations
Production
Raw steel	('000 t)	380	640	-41%	2,092	2,832	-26%
Marketable steel products	('000 t)	865	871	-1%	3,378	3,392	0%
Despatches
Steel despatches	('000 t)	770	942	-18%	3,349	3,402	-2%

Petroleum
Production
Crude oil & condensate	('000 bbl)	20,735	15,863	31%	85,256	64,714	32%
Natural gas	(bcf)	63.3	54.7	16%	259.4	231.7	12%
LPG	('000 t)	167.4	173.0	-3%	737.6	602.0	23%
Ethane	('000 t)	20.0	17.2	16%	86.5	74.4	16%
Methanol	('000 t)	7.6	10.9	-31%	38.9	33.1	17%

Figures include BHP share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).

		QUARTER ENDED		13 MONTHS	12 MONTHS
		30 JUN	31 MAY	TO JUNE	TO MAY
		2000	1999	2000	1999
MINERALS (1) (2)

Coal Production
Queensland
CQCA
- Blackwater	(millions tonnes)	0.839	0.918	3.782	2.984
- Goonyella	(millions tonnes)	0.836	1.122	3.750	3.687
- Peak Downs	(millions tonnes)	0.831	1.062	3.875	3.301
- Saraji	(millions tonnes)	0.558	0.802	2.567	2.516
- Norwich Park	(millions tonnes)	0.533	0.559	2.247	1.747
Gregory Joint Venture
- Gregory	(millions tonnes)	0.125	0.248	0.859	0.894
- Crinum	(millions tonnes)	0.578	0.314	2.704	1.614
BHP Mitsui Coal
- Moura (3)	(millions tonnes)	0.000	0.860	0.869	3.545
- Riverside	(millions tonnes)	0.563	0.794	3.110	2.956
- South Walker Creek (Trial Mine)	(millions tonnes)	0.682	0.606	2.745	2.040
BHP total share of production (Queensland)	(millions tonnes)	5.545	7.285	26.508	25.284

NSW
Illawarra Collieries	(millions tonnes)	1.771	1.586	6.892	6.821
BHP total share of production (NSW)	(millions tonnes)	1.771	1.586	6.892	6.821

Indonesia (4)
- Senakin	(millions tonnes)	0.928	0.974	4.364	3.568
- Satui	(millions tonnes)	0.703	0.828	3.335	2.251
- Petangis	(millions tonnes)	0.245	0.225	0.983	0.802
BHP total share of production (Indonesia)	(millions tonnes)	1.876	2.027	8.682	6.621

USA
New Mexico Operations
- Navajo Mine	(millions tonnes)	1.975	2.276	8.987	7.876
- San Juan Mine	(millions tonnes)	0.528	0.520	1.857	2.911
- La Plata Mine	(millions tonnes)	1.189	0.941	4.659	3.573
BHP total share of production (USA)	(millions tonnes)	3.692	3.737	15.503	14.360
BHP total share of production	(millions tonnes)	12.884	14.635	57.585	53.086

Total Coal Shipments
- Metallurgical	(millions tonnes)	6.861	7.535	30.334	28.748
- Thermal	(millions tonnes)	5.984	6.285	26.239	24.757
BHP total share of shipments	(millions tonnes)	12.845	13.820	56.573	53.505

(1)					Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Coal production is reported on the basis of saleable product.
(3)	Sale of Moura Mine was effective 20 August 1999.
(4)					Production reported at 86.5%, after allowing for the Indonesian state - owned corporation's 13.5% share of all production.

		QUARTER ENDED		13 MONTHS	12 MONTHS
		30 JUN	31 MAY	TO JUNE	TO MAY
		2000	1999	2000	1999
MINERALS (1)

Iron Ore
Production
Western Australia
Mt Newman Joint Venture
- Mt Whaleback	(millions tonnes)	4.269	3.414	14.088	18.213
- OB 23/25	(millions tonnes)	1.531	1.196	5.940	5.530
Goldsworthy Joint Venture	(millions tonnes)	1.374	1.532	6.377	5.213
Yandi Joint Venture	(millions tonnes)	6.068	4.491	22.322	21.416
Jimblebar	(millions tonnes)	1.209	1.313	5.212	5.271
BHP total share of production
(Western Australia)	(millions tonnes)	14.451	11.946	53.939	55.643

Brazil
Samarco (2)	(millions tonnes)	1.736	1.085	7.057	4.154

Australian Shipments
- Lumps	(millions tonnes)	3.481	3.594	14.528	15.820
- Fines	(millions tonnes)	10.482	8.075	39.692	36.683
BHP total share of Australian shipments	(millions tonnes)	13.963	11.669	54.220	52.503

Brazil
Samarco (2)	(millions tonnes)	1.675	1.245	7.565	5.083

Hot Briquetted Iron - Western Australia (3)
Production	('000 tonnes)	99	39	442	39
Shipments	('000 tonnes)	72	23	429	23

(1)					Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)					Production & shipments reported is the proportion of total production & shipments determined by BHP's equity interest in Samarco Mineracao (50%).
(3)					Port Hedland, West Australia commenced production of hot briquetted iron on 1 April 1999 and its first shipment occured on 10 May 1999.

		QUARTER ENDED		13 MONTHS	12 MONTHS
		30 JUN	31 MAY	TO JUNE	TO MAY
		2000	1999	2000	1999
MINERALS (1)

COPPER PRODUCTION SUMMARY
Copper in Concentrate	- Chile	106.1	130.1	485.9	481.7
('000 tonnes)	- PNG	56.0	50.9	202.6	198.4
	- Peru	22.0	16.7	92.8	71.0
	- USA (2)	0.0	67.0	10.9	166.5
Total		184.1	264.7	792.2	917.6

Gold in Concentrate	- Chile	16 358	23 442	82 348	86 883
(fine ounces)	- PNG	149 565	117 173	477 148	496 790
	- Peru	9 641	6 725	40 947	33 912
	- USA (2)	0	22 068	5 574	91 673
Total		175 564	169 408	606 017	709 258

Copper Cathodes (SXEW)	- Chile	20.1	18.4	86.6	33.6
('000 tonnes)	- USA (2)	7.3	9.0	34.5	35.6
Total		27.4	27.4	121.1	69.2

Copper Smelting and Refining (3)	- Concentrate Smelted	0.0	198.9	0.0	91 673
(all sources) ('000 tonnes)	- New Fine Copper (Smelting)	0.0	58.6	0.6	309.8
	- Total Refined Copper (Refining)	10.7	88.9	62.4	371.2
	- Saleable Rod	0.0	33.3	60.6	138.3
	- Gold Fine Ounces	0	134 816	56 257	377 709

COPPER SHIPMENTS SUMMARY

Copper (4)	- Chile	117.3	133.9	483.8	492.4
('000 tonnes)	- PNG	46.0	53.7	193.3	194.2
	- Peru	21.0	13.5	95.5	66.3
	- Smelter and Refinery (2)
	- BHP Source	0.0	45.0	39.0	192.1
	- Custom and Purchased	0.0	47.0	118.8	192.2
		184.3	293.1	930.4	1,137.2

Gold (fine ounces)	- Chile	19 478	25 345	87 509	92 525
(fine ounces)	- PNG	122 739	116 450	448 168	485 989
	- Peru	7 563	4 836	40 018	30 046
	- Smelter and Refinery (2)
	- BHP Source	0	22 304	42 716	117 285
	- Custom and Purchased	0	141 106	44 804	267 132
		149 780	310 041	663 215	992 977

Copper Cathodes (SXEW)	- Chile	23.8	21.4	87.9	35.3
('000 tonnes)	- USA (2)	7.6	10.0	34.8	38.8
		31.4	31.4	122.7	74.1

(1)					Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)

On 25 June 1999 BHP announced the cessation of production from its North American Copper operations, exculding operations at its White Pine Refinery. SX-EW operations and rod fabrication will continue to satisfy customer commitments.

(3)					In addition to smelting and refining copper concentrate from BHP operations, the San Manuel smelter also smelts and refines copper concentrate on a toll or purchase basis.
(4)	Excludes USA and Chile Copper Cathodes (SXEW) shipments.

		QUARTER ENDED		13 MONTHS	12 MONTHS
		30 JUN	31 MAY	TO JUNE	TO MAY
		2000	1999	2000	1999
MINERALS (1) (2)

Escondida, Chile - Copper
Material mined (100% Basis)	('000 tonnes)	73 592	62 228	286 991	248 574
Ore milled (100% Basis)	('000 tonnes)	11 528	11 757	49 607	42 288
Average head grade
- Copper	(%)	1.83	2.17	1.95	2.22
Production ex Mill - 100%	('000 tonnes)	184.51	224.20	845.07	830.00

Production
- Copper in concentrate	('000 tonnes)	106	130	486	482
- Gold in concentrate	(fine ounces)	16 358	23 442	82 348	86 883
- Copper cathodes (SXEW)	('000 tonnes)	20.1	18.4	86.6	33.6

Shipments
Copper in concentrate	('000 tonnes)	117	133.9	483.5	492.4
Gold	(fine ounces)	19 478	25 345	87 509	92 525
Copper cathodes (SXEW)	('000 tonnes)	24	21.4	88.1	35.3

Ok Tedi, Papua New Guinea - Copper
Material mined	('000 tonnes)	21 020	23 623	91 546	78 033
Ore milled	('000 tonnes)	7 997	6 808	29 766	25 604
Average head grade
- Copper	(%)	0.97	0.93	0.89	0.96
- Gold	(g/t)	0.98	0.85	0.84	0.93

Production
- Copper in concentrate	('000 tonnes)	56.0	50.9	202.6	198.4
- Gold in concentrate	(fine ounces)	149 565	117 173	477 148	496 790

Shipments
Copper	('000 tonnes)	46.0	53.7	193.3	194.2
Gold	(fine ounces)	122 739	116 450	448 168	485 989

(1)					Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)

Material mined, ore treated and average head grade data is based on total mine activity. All copper operations are controlled entities except Escondida, Chile which is a joint venture (BHP share 57.5%).

		QUARTER ENDED		13 MONTHS	12 MONTHS
		30 JUN	31 MAY	TO JUNE	TO MAY
		2000	1999	2000	1999
MINERALS (1) (2)

Tintaya, Peru - Copper
Material mined	('000 tonnes)	16 244	12 335	63 752	51 893
Ore milled	('000 tonnes)	1 519	1 307	6 134	4 823
Average head grade
- Copper	(%)	1.61	1.60	1.66	1.77

Production
- Copper in concentrate	('000 tonnes)	22.00	16.70	92.80	71.00
- Gold in concentrate	(fine ounces)	9 641	6 725	40 947	33 912

Shipments
Copper	('000 tonnes)	21.00	13.50	95.50	66.30
Gold	(fine ounces)	7 563	4 836	40 018	30 046

Robinson Mine, USA - Copper (3)
Material mined	('000 tonnes)	0	22 004	5 511	87 846
Ore milled	('000 tonnes)	0	3 549	1 003	13 869
Average head grade
- Copper	(%)	0.00	0.53	0.57	0.56
- Gold	(g/t)	0.00	0.29	0.32	0.34

Production
- Copper in concentrate	('000 tonnes)	0.0	40.9	4.3	61.7
- Gold in concentrate	(fine ounces)	0	16 134	4 115	68 320

San Manuel Mine, USA - Copper (3)
Underground
Material mined	('000 tonnes)	0	4 496	1 173	17 553
Ore milled	('000 tonnes)	0	4 479	1 187	17 520
Average head grade
- Copper	(%)	0.00	0.64	0.59	0.66

Production
- Copper in concentrate	('000 tonnes)	0.0	26.1	8.5	104.8
- Gold in concentrate	(fine ounces)	0	5 934	1 357	23 353
- Copper cathodes (SXEW)	('000 tonnes)	3.0	4.6	14.9	18.3

Pinto Valley, USA - Copper (3)
Open Pit
Material mined	('000 tonnes)	0	0	0	1 470
Ore milled	('000 tonnes)	0	0	0	0
Average head grade
- Copper	(%)	0.00	0.00	0	0

Production
- Copper in concentrate	('000 tonnes)	0	0	0	0
- Gold in concentrate	(fine ounces)	0	0	0	0
- Copper cathodes (SXEW)	('000 tonnes)	4.3	4.4	19.6	17.3

(1)					Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)

Material mined, ore treated and average head grade data is based on total mine activity. All copper operations are contolled entities except Escondida, Chile which is a joint venture (BHP share 57.5%).

(3)

On 25 June 1999 BHP announced the cessation of production from its North American Copper operations, excluding operations at its White Pine Refinery. SXEW operations and rod fabrications will continue to satisfy customer commitments.

		QUARTER ENDED		13 MONTHS	12 MONTHS
		30 JUN	31 MAY	TO JUNE	TO MAY
		2000	1999	2000	1999
MINERALS (1)

Diamonds (2)
Ekati, Canada
Production
- Diamonds	('000 carats)	370	386	1 417	663
Silver, Lead & Zinc (3)
Cannington, Australia
Material mined (100% Basis)	('000 tonnes)	430	448	1 733	1 340
Ore milled (100% Basis)	('000 tonnes)	420	397	1 722	1 437
Average head grade
- Silver	(g/t)	685	543	608	546
- Lead	(%)	14.64	11.60	13.65	11.90
- Zinc	(%)	4.52	4.00	4.53	4.30

Production
- Silver in (lead) concentrate	('000 ounces)	8 239	6 800	31 732	22 090
- Lead in concentrate	(tonnes)	53 871	45 129	214 781	150 073
- Zinc in concentrate	(tonnes)	15 212	13 918	66 408	43 981

Shipments
-Silver in concentrate	('000 ounces)	8 608	5 937	31 321	23 327
- Lead in concentrate	(tonnes)	60 503	38 986	216 102	156 013
- Zinc in concentrate	(tonnes)	18 144	12 229	67 272	45 555

Platinum Group Metals (4)
Hartley, Zimbabwe
Material mined (100% Basis)	('000 tonnes)	0	314	0	1 385
Ore milled (100% Basis)	('000 tonnes)	0	311	0	1 254
Average head grade
- Platinum Group Metals	(g/t)	0.00	3.78	0.00	3.73

Production (BHP Share)
- Platinum in final leach concentrate	(ounces)	0	10 085	11 629	23 456
- Palladium in final leach concentrate	(ounces)	0	8 794	8 883	19 980
- Rhodium in final leach concentrate	(ounces)	0	810	821	2 300

Shipments (BHP Share)
- Platinum in final leach concentrate	(ounces)	3 402	9 066	26 755	22 403
- Palladium in final leach concentrate	(ounces)	2 701	7 993	20 955	19 012
- Rhodium in final leach concentrate	(ounces)	172	249	2 005	1 225

(1)					Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)					Ekati, Canada commissioned during October 1998. BHP's interest in the joint venture and reported share of production is 51%.
(3)					Cannington, Queensland operation is a controlled entity.
(4)

BHP's interest in the joint venture and reported share of production is 67%, however BHP has an effective economic interest of 90.1%. On the 2 June 1999 BHP announced that it had signed an agreement with Zimbabwe Platinum Mines Limited (Zimplats) for the conditional sale by BHP to Zimplats of its interest in Hartley and Mhondoro joint venture projects in Zimbabwe.

		QUARTER ENDED		13 MONTHS	12 MONTHS
		30 JUN	31 MAY	TO JUNE	TO MAY
		2000	1999	2000	1999
MINERALS (1)

Manganese Ore
Production
Australia
Groote Eylandt (2)	(millions tonnes)	0.000	0.000	0.000	0.959

Australian Shipments
Groote Eylandt (2) (3)	(millions tonnes)	0.000	0.000	0.000	0.833

Ilmenite
Production
Australia
Beenup (4)	(millions tonnes)	0.000	0.014	0.000	0.205

Ferro Alloys
Production
Australia
Tasmania (2)	(millions tonnes)	0.000	0.000	0.000	0.166

(1)					Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Sale of Groote Eylandt mine and Tasmanian smelter was effective 17 December 1998.
(3)	Ore shipments external to BHP.
(4)					On 26 February 1999 BHP announced the closure of its Beenup mine in Western Australia.

			QUARTER ENDED		13 MONTHS	12 MONTHS
			30 JUN	31 MAY	TO JUNE	TO MAY
			2000	1999	2000	1999

STEEL - CORE BUSINESSES (1)
('000 tonnes unless stated otherwise)

Production

Iron Sands		- New Zealand	699	609	2872	2248
Coke		- Australia	599	599	2589	2424
Iron		- Australia	1212	1254	5306	4861

Raw Steel		- Port Kembla Steelworks	1224	1242	5294	4858
		- Glenbrook Steelworks (NZ)	114	158	604	575
	Total	Raw Steel	1338	1400	5898	5433

Marketable steel products
	Flat Products	- Flat and Tinplate Products	1181	1208	5115	4669
	Coated Products	- Rolled and Coated Products	535	537	2297	1960
		- Flat and Coated Products (NZ)	108	136	571	526
		- Rolled and Coated Products (Offshore)	73	58	259	170
		Building Products (Includes offshore)	82	65	290	260

	Sub Total (2)		1322	1366	5441	4914

Despatches (3)

Business Unit		- Flat Products	1268	1288	5095	4719
		- Coated Products	665	777	2825	2920

	Sub Total (4)		1359	1383	5243	4985

External	Australia	- Domestic	466	508	2090	1929
		- Export	671	651	2196	2242
	New Zealand	- Domestic	42	52	197	198
		- Export	85	88	405	334
	Other Offshore		95	84	355	282

	Total		1359	1383	5243	4985

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.
(2)	The total excludes production for intra-business sales. Therefore, the total figure for BHP Steel is less than the sum of the individual businesses.
(3)	Steel products only. Excludes pig iron and by-products.
(4)	The total excludes intra-business despatches. Therefore, the total figure for BHP Steel is less than the sum of the despatches of the individual business units.

			QUARTER ENDED		13 MONTHS	12 MONTHS
			30 JUN	31 MAY	TO JUNE	TO MAY
			2000	1999	2000	1999
STEEL - DISCONTINUING OPERATIONS (1)
('000 tonnes unless stated otherwise)

Production

Iron Ore		- Australia	658	819	3115	2939
Coke		- Australia	146	320	867	1366
Iron		- Australia	295	619	1789	2649

Raw Steel
		- Whyalla Steelworks	265	259	1093	1044
		- Newcastle Steelworks	0	331	565	1545
		- Sydney Steel Mill	115	50	434	243

	Total	Raw Steel	380	640	2092	2832

Raw Steel		- Delta, Ohio USA (2)	183	169	738	580

Marketable steel products
	Long Products	- Rod, Bar and Wire Products	405	422	1434	1643
		- Structural & Rail Products	252	259	1049	998
		- Merchandising and Tube Products	223	193	940	853

	Other Offshore (USA)	- Roll Formed Products	106	81	468	293

	Sub Total (3)		865	871	3378	3392

		- Delta, Ohio USA (2)	180	166	724	566

Despatches (4)

Business Unit		- Long Products	644	966	2903	3528
		- Other Offshore (USA)	106	81	468	293

	Sub Total (5)		770	942	3349	3402

External	Australia	- Domestic	565	557	2340	2154
		- Export	99	304	541	955
	Offshore		106	81	468	293

	Total		770	942	3349	3402

	Delta, Ohio USA (2)		175	164	723	564

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.

(2)	Investments. Production and despatches reported is that proportion of total productionand despatches determined by BHP's equity interest: North Star BHP LLC (50%).

(3)	The total excludes production for intra-business sales. Therefore, the total figure for BHP Steel is less than the sum of the individual businesses.

(4)	Steel products only. Excludes pig iron and by-products.
(5)	The total excludes intra-business despatches. Therefore, the total figure for BHP Steel is less than the sum of the despatches of the individual business units.

PRODUCTION AND SHIPMENT REPORT (1) - JUNE 2000
		QUARTER ENDED		13 MONTHS	12 MONTHS
		30 JUN	31 MAY	TO JUNE	TO MAY
		2000	1999	2000	1999

PETROLEUM (1)

Crude Oil & Condensate ('000 barrels)
Australia / Asia
Bass Strait		8 282	9 576	39 047	29 957
North West Shelf
	- Condensate	1 378	1 220	6 116	5 838
	- Wanaea / Cossack	1 764	0	5 764	2 384
Laminaria		3 791	0	9 085	0
Buffalo		896	0	2 854	0
Other Australia
	- Jabiru / Challis	0	0	0	198
	- Griffin	1 223	1 285	6 287	7 743
	- Elang/Kakatua	0	421	0	3 247
Asia - PNG		0	749	1 422	2 817
Americas		754	983	3 874	3 608
Europe/Russia/Africa/Middle East
Liverpool Bay		2 219	998	8 183	7 337
Other Europe - Bruce		428	631	2 624	1 585

	Total	20 735	15 863	85 256	64 714

Natural gas (billion cubic feet)
Australia / Asia
Bass Strait		23.49	17.99	88.83	79.77
North West Shelf - Domestic		3.10	3.19	14.07	12.65
North West Shelf - LNG		14.26	13.61	65.20	59.49
Griffin		0.47	0.20	1.58	2.31
Americas		5.32	2.66	18.87	6.43
Europe/Russia/Africa/Middle East
	- Bruce	6.52	8.92	30.23	27.26
	- Liverpool Bay	10.10	5.04	40.64	31.31
	- Johnston/Ravenspurn Nth	0.00	3.13	0.02	12.45
	Total	63.3	54.7	259.4	231.7

LPG ('000 tonnes)
Bass Strait		118.25	127.62	534.83	442.38
North West Shelf		30.34	26.42	135.99	108.10
Griffin		1.08	0.48	4.59	5.02
Bruce		17.70	18.43	62.20	46.54
	Total	167.4	173.0	737.6	602.0

Ethane ('000 tonnes)		19.95	17.21	86.50	74.39
Methanol ('000 tonnes)		7.56	10.93	38.88	33.13

(1)				Includes BHP's share of production from joint ventures and 100% of production from controlled entities.